Joel L. Rubinstein

Partner

212 294-5336

JRubinstein@Winston.com

December 12, 2017

VIA EDGAR AND HAND DELIVERY

Loan Lauren P. Nguyen

Legal Branch Chief

Office of Natural Resources

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4628

Washington, D.C. 20549

Re:	Platinum Eagle Acquisition Corp.

Draft Registration Statement on Form S-1

Confidentially Submitted July 20, 2017

CIK No. 0001712189

Dear Ms. Nguyen:

On behalf of our client, Platinum Eagle Acquisition Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated August 16, 2017, relating to the Company’s Draft Registration Statement on Form S-1 confidentially submitted to the Commission on July 20, 2017 (the “Draft Registration Statement”), as well as the two comments of the Staff received orally on August 16, 2017 relating to the Draft Registration Statement.

The Company has confidentially submitted via EDGAR Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of Amendment No. 1 marked to show changes from the Draft Registration Statement.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter, as well as each of the oral comments numbered as comments 11 and 12 below, in bold, and the Company’s responses thereto, including, where applicable, a cross-reference to the location in Amendment No. 1 of changes made in response to the Staff’s comment. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 1.

December 12, 2017 Page 2

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company advises the Staff that neither the Company, nor anyone authorized by the Company, has presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retained copies of the communications. To the extent that any such written communications are presented to potential investors, the Company will supplementally provide copies to the Staff.

2.	Disclosure at page 128 and elsewhere in the registration statement appears to suggest that you intend to conduct a firm commitment underwritten offering. Please include the names of the lead underwriters.

Response: The Company acknowledges the Staff’s comment and advises the Staff that while it is currently in discussions with potential lead underwriters, it has not yet completed the underwriter selection and engagement process. The Company expects to include the names of the lead underwriters in the next amendment.

Summary, page 1

The Offering, page 6

Election of Directors; Voting, page 12

3.	Please expand your disclosure to include the vote required to approve matters submitted to holders of Class A ordinary shares and Class B ordinary shares when voting together as a single class, including any vote in connection with your initial business combination.

Response: The Company has revised the disclosure on page 12 to include the vote required to approve matters submitted to holders of Class A ordinary shares and Class B ordinary shares when voting together as a single class, including any vote in connection with the Company’s initial business combination.

December 12, 2017 Page 3

Proceeds to be held in trust account, page 13

4.	Disclosure on page 13 appears to indicate that the proceeds from the sale of the private placement warrants will be placed in the trust account. However, the disclosure here and elsewhere suggests that only proceeds of $400 million (or $460 million if the underwriters’ overallotment option is exercised in full) will be placed in the trust account. Please clarify whether the proceeds of the private placement warrants will be included in the trust account.

Response: The Company has clarified the disclosure on page 13 and throughout Amendment No. 1 to indicate that the net proceeds from the offering and the sale of the private placement warrants will be placed in the trust account after deducting underwriting discounts and commissions payable upon the closing of the offering and $1.75 million to pay expenses in connection with the closing of the offering and for working capital following the offering.

Risk Factors, page 24

We are not registering the Class A ordinary shares issuable upon exercise, page 34

5.	We note the disclosure that “If the shares issuable upon exercise of the warrants are not registered under the Securities Act, [you] will be required to permit holders to exercise their warrants on a cashless basis. However, no warrant will be exercisable for cash or on a cashless basis, and [you] will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, unless an exemption is available.” Please revise this disclosure to better distinguish under what circumstances holders will be (i) permitted or (ii) required to exercise their warrants on a cashless basis.

Response: The Company has revised the disclosure beginning on page 35 to clarify that in certain specified circumstances holders of warrants seeking to exercise their warrants will be required to do so on a cashless basis.

We may redeem your unexpired warrants, page 47

6.	Please clarify here whether you will be required to have an effective registration statement covering the Class A ordinary shares issuable upon exercise of the warrants at redemption. We note your disclosure on page 9.

Response: The Company has revised the disclosure on page 48 to clarify whether the Company will be required to have an effective registration statement covering the Class A ordinary shares issuable upon exercise of the warrants at redemption.

December 12, 2017 Page 4

Use of Proceeds, page 55

7.	We note your disclosure that there is no limitation on your ability to raise funds privately. Please tell us whether you can issue additional securities entitled to vote with the common stockholders on matters related to your pre-business combination matters.

Response: The Company’s amended and restated memorandum and articles of association provides that, following the offering and prior to the consummation of the Company’s initial business combination, the Company will be prohibited from issuing additional securities that would entitle the holders thereof to (i) receive funds from the trust account or (ii) vote as a class with the Class A ordinary shares on any initial business combination. The Company has revised the disclosure on page 58 to disclose such restriction.

Management, page 88

Officers, Directors and Director Nominees, page 88

8.	Please revise the biographical sketch for Mr. Baker to disclose the month and year in which he began and ended each position he held during the past five years.

Response: The Company has revised the disclosure on page 89 to disclose the month and year in which Mr. Baker began and ended each position he held during the past five years.

Executive Officer and Director Compensation, page 89

9.	We note your disclosure here and elsewhere that you may pay Messrs. Graf and Baker for services rendered to you in their capacity as officers prior to the completion of your initial business combination. Please disclose how payments to these officers will be determined and whether these payments will be subject to a cap. Please also file any related employment agreements with your registration statement.

Response: The Company has revised the disclosure on page 90 and throughout Amendment No. 1 to disclose that Messrs. Graf and Baker will be paid fixed monthly amounts, subject to an aggregate annual cap. As the monthly amounts have not yet been determined, the Company will update this disclosure to include such amounts in a subsequent pre-effective amendment as soon as such amounts are determined. To the extent the Company enters into any related employment agreements, the Company will file such agreements as exhibits in a subsequent pre-effective amendment.

December 12, 2017 Page 5

Description of Securities, page 101

Ordinary Shares, page 101

10.	Consistent with your disclosure on the prospectus cover page, please revise your description of ordinary shares to clarify that holders of Class A ordinary shares will not have the right to elect directors prior to or in connection with the completion of your initial business combination.

Response: The Company has revised the disclosure on page 103 to clarify that holders of Class A ordinary shares will not have the right to elect directors prior to or in connection with the completion of the Company’s initial business combination.

Oral Comments

Registration Statement Cover Page

11.	Please revise the fee table on the cover page of the registration statement to provide that each unit includes one third of one redeemable warrant.

Response: The Company has revised the fee table accordingly.

Risk Factors, page 24

The provisions of our amended and restated memorandum and articles of association that relate to our pre-business combination activity, page 45

12.	Please clarify the disclosure in the lead-in to this risk factor to indicate the voting requirements to amend the trust agreement governing the release of funds from the trust account as compared to the voting requirements to amend the amended and restated memorandum and articles of association.

Response: The Company has clarified the disclosure on page 46 to indicate the vote required to amend the trust agreement.

Please contact me at (212) 294-5336 if you have any questions or require any additional information in connection with this letter or Amendment No. 1.

Sincerely,

/s/ Joel L. Rubinstein